UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PREVAIL THERAPEUTICS INC.

(Name of Subject Company)

PREVAIL THERAPEUTICS INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Common Stock)

Asa Abeliovich, M.D., Ph.D.

President and Chief Executive Officer

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Raymond O. Gietz Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Christopher D. Comeau Tara M. Fisher Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Prevail Therapeutics Inc. (the “Company” or “Prevail”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of December 14, 2020, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”), in exchange for (i) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right (each a “CVR”), which represents the contractual right to receive a contingent payment of up to $4.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and the Company) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 22, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired one minute after 11:59 p.m. (12:00 midnight), Eastern Time, on Thursday, January 21, 2021. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 27,374,689 Shares were validly tendered and not validly withdrawn, representing approximately 79.8% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of the Company on January 22, 2021 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than (1) Shares owned by the Company (or held in the Company’s treasury) immediately prior to the Effective Time, (2) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time and (3) Shares held by any stockholder who was entitled to demand and properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, had neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Share), was cancelled and converted into the right to receive the Offer Price from Purchaser.

Following the consummation of the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”), and will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the press release issued by Parent on January 22, 2021 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(J).”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(J)	Press release issued by Parent on January 22, 2021 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2021	Prevail Therapeutics Inc.

	By:	/s/ ASA ABELIOVICH
Name: Asa Abeliovich Title: President & Chief Executive Officer